Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8083

Email: kristen.winsko@lfg.com

VIA EDGAR

February 23, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742

Dear Mr. Zapata:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-effective Amendment No. 165 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on January 21, 2016 (Accession No. 0001193125-16-434631) on Form 485APOS in order to make a number of changes to certain series of the Trust. The Amendment is being withdrawn because an incorrect effective date was proposed on the cover page of the Amendment. A revised Post-effective Amendment will be filed with an effective date that meets the requirements of Rule 485(a).

If you have any questions, please do not hesitate to contact me at: 484-583-8083.

Very truly yours,

/s/ Kristen N. Winsko
Kristen N. Winsko, Esq.
Senior Counsel – Funds Management

Enclosures

cc:  Jill R. Whitelaw, Esq.